

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 1, 2015

Via E-mail
Mr. Zhonghan (John) Deng
Chairman of the Board and Chief Executive Officer
Vimicro International Corporation
16/F Shining Tower
No. 35 Xueyuan Road
Haidian District
Beijing 100191
People's Republic of China

> **Re:** **Vimicro International Corporation**
> **Form 20-F for the Fiscal Year ended December 31, 2014**
> **Filed April 30, 2015**
> **File No. 001-34225**

Dear Mr. Deng:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2014

Index to Consolidated Financial Statements

Notes to Consolidated Financial Statements, page F-7

Note 2. Summary of Significant Accounting Policies, page F-10

Investment in an equity investee, page F-11

1. You disclose that, "[w]hen the investment in an equity investee is reduced to zero, elimination of intra-entity profits will be recognized in deferred income from equity investee." Please tell us how this complies with the guidance in FASB ASC 323.

2.   Tell us what the line items "Accumulated gain on equity investment" and "Deferred gross profit on equity investment" as presented on the table on page F-11 represent and show us how the amounts were calculated.

3.   Please reconcile for us your share of Zhongtianxin's equity as of December 31, 2014 and your share of Zhongtianxin's 2014 net income, as reported in Exhibit 15.4, to the amounts presented on your December 31, 2014 balance sheet as your equity method investment in Zhongtianxin and the 2014 equity in gain of an equity investee, net of tax, recorded on your consolidated statement of comprehensive income. Describe each reconciling item identified and cite the accounting guidance you believe supports it.

Note 17. Related Party Transactions, page F-44

4.   We note that, as of December 31, 2014, you held a $100.9 million related party receivable from your equity investee Zhongtianxin. Please address the following:

- Describe to us in detail the nature of this related party receivable and tell us how the accounting for this receivable is consistent with the guidance in FASB ASC 323.

- Tell us how you have assessed collectability of this receivable. On page 94, you disclose that your payments in 2014 and those you expect to receive in 2015 mainly come from the installments paid by Zhongtianxin's customers. However, we note from Exhibit 15.4 that accounts receivables reported on Zhongtianxin's December 31, 2014 balance sheet were significantly less than the amounts due to you. Tell us how you considered that fact in your assessment.

5.   Further, based on the information disclosed on page F-45 and F-48 it appears that more than 50% of your 2014 revenues were derived from sales to your equity investee Zhongtianxin. While we note the disclosure on page F-11 that you eliminate intra-entity profits or losses on assets still remaining on the books of the investor at year-end, please tell us how you determined the appropriate amount of revenues and related costs of revenues to record from sales to Zhongtianxin in each of the reported periods. Please explain to us how your accounting complies with FASB ASC 323.

Note 22. Commitments and Contingencies, page F-50

6.   We see from disclosures on pages 17 and F-51 that you are constructing buildings and facilities for your own video surveillance solutions businesses and that you intend to sell the remaining portions of these buildings and facilities to third parties. Please revise your future filings to disclose how you are accounting for these real estate sale transactions.

Mr. Zhonghan (John) Deng
Vimicro International Corporation
September 1, 2015
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins at (202) 551-3639, or Jay Webb, Senior Accountant, at (202) 551-3603 with any questions. You may also reach me at (202) 551-3662.

Sincerely,

/s/ Jay Webb for

Kevin Kuhar
Accounting Branch Chief
Office of Electronics and Machinery